Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On August 7, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-231

Date:	August 7, 2009

To:	CBOE Members and Staff

From:	Office of the Chairman

Re:	Strategic and Competitive Update

This letter will cover significant developments that have transpired at CBOE since our last semi-annual letter to members and staff in February 2009.  We will preface our usual update with a brief overview of the new regulatory environment emerging from the extraordinary market events of the past year. We will then address CBOE’s strategic direction, including demutualization and the impact of the agreement to settle the Exercise Right issue. The remainder of the letter provides a competitive review, including a status report on CBOE volume and market share, profitability, new products, recent business developments and enhancements to our market model.

At present, CBOE continues to weather the ongoing effects of a nascent uneven market recovery.  Maintaining CBOE’s strategic course requires that we are vigilant and agile in our day-to-day operations, without ever losing sight of the long-term effects of the crisis, most notably in the area of regulatory reform.

The market meltdown sparked a broad political and public mandate for regulatory reform. CBOE, which has been competitively hampered by an antiquated regulatory system, has long been a proponent for comprehensive reform.  While we believe reform is long overdue, truly effective regulatory reform must be grounded by informed analyses of the facts, not by heated rhetoric or political expediency.

Many of the current proposals — and, ultimately, the degree to which they are enacted — have the potential to profoundly impact the options industry for years to come. As a result of our long-term commitment to investor advocacy, CBOE is well positioned to work with legislators and regulators currently charged with reshaping our regulatory framework. We have intensified our efforts in Washington (See “Washington Update”

below) to ensure that the proven benefits of the listed options marketplace are represented in the ongoing national debate.

In the midst of a financial tsunami in which few financial systems “worked,” CBOE, like other regulated exchanges, delivered as promised by providing transparent, liquid markets and disseminating prices — without interruption — for the essential functions of capital formation and risk management.  We are deeply committed to preserving these benefits and safeguards, first and foremost on behalf of our customers and the investing public, but also because these benefits represent key attributes of CBOE’s value proposition to our owners.

CBOE’s political action efforts have already enhanced our credibility in the corridors of power in Washington. We could not have made this progress without your continued support of CBOE’s Political Action Committee (PAC).

I. REVIEW OF CBOE’S STRATEGIC DIRECTION

Path to Demutualization

The Delaware Chancery Court issued a “final implementing” order on July 29, 2009, approving the settlement of the exercise right litigation.  The Court’s order is subject to appeal to the Delaware Supreme Court, and the deadline for appeals is Friday, August 28, 2009.  Following the conclusion of that 30-day appeal period, we will inform the membership whether any appeals have been filed.

We continue to work toward demutualization and expect to be able to move forward with demutualization following the expiration of the appeal period and the resolution of appeals, if any.  We will hold a membership meeting at that time to discuss the next steps in the demutualization process.

Although this process has taken longer than we expected or anyone would have liked, the Court decision approving the settlement is clear, well reasoned and validates the basis of our legal position that the settlement is fair and reasonable. Even with delays, the result is preferable to what may have happened had we not reached a settlement agreement.

We ask members to keep in mind that, in the midst of this process, CBOE continues to operate in a very dynamic, highly competitive and fast-changing environment. As much of this letter will demonstrate, it is imperative that CBOE remains focused on being highly efficient; we cannot allow ourselves to become distracted by a frustrating legal process we did not initiate. We must demutualize in order to expand CBOE’s strategic optionality and to provide liquidity on the investment of our owners. Please bear with us as we enter these final stages!

We know there are many questions concerning the settlement and CBOE’s demutualization.  In the coming weeks, we will be responding to those questions in a separate “Q&A” document and updating CBOE’s S-4 document.

CBOE’s For-Profit Transition

Second-Quarter and Year-to-Date 2009 Financial Results

CBOE delivered solid financial results for the second quarter of 2009, reporting a 12-percent increase in revenues and an 11-percent increase in net income.  For the three months ended June 30, 2009, total revenues were $109.4 million versus $97.6 million for the same period last year.  Net income for the quarter rose to $28.1 million compared with $25.4 million in the second quarter of 2008.  The growth in revenues was primarily attributable to higher revenues from access fees assessed on temporary members and interim trading permit holders, and volume-related transaction fees. CBOE’s total options contracts traded for the quarter increased eight percent to 296.9 million.  Average options contracts traded per day for the second quarter were up 10 percent to 4.71 million versus last year’s average of 4.30 million.  The growth in trading volume was offset somewhat by a two-percent decrease in the average total transaction fee per contract of $0.272 for the quarter versus $0.278 in the second quarter of 2008.  CBOE continues to focus on stringent cost-containment initiatives while prudently funding growth opportunities, such as C2.  The operating margin for the quarter decreased to 43.4 percent from 45.0 percent in last year’s second quarter, as expenses increased at a higher rate than revenues.

For the first half of 2009, revenues were $207.9 million, an increase of three percent from $201.9 million for the same period last year, mainly reflecting higher other member fees and volume-related transaction fees, partially offset by decreases in investments income and other income.  Total options trading volume through June 2009 was up two percent to 570.0 million contracts compared with 557.8 million contracts last year.  CBOE’s average contracts traded per day increased to 4.60 million compared with 4.46 million, up three percent versus the first six months of 2008.  The total average transaction fee per contract was $0.281 through June 2009, down one percent from $0.285 for the six months ended June 30, 2008.  CBOE reported net income of $52.4 million for the six months ended June 30, 2009, a decrease of six percent from $56.0 million in the same period a year ago.  The decrease in net income was due to the net effect of a 14-percent increase in expenses for the first six months of 2009 partially offset by three-percent growth in revenues and a lower effective tax rate compared with the same period in 2008.  (View the complete report at IC09-220, Three Months and Six Months Ended June 30, 2009, Unaudited Financial Statements).

Seat Prices

Through the first seven months of 2009, a total of 15 CBOE memberships changed hands.  Seat prices remained relatively steady during this time, ranging from a low of $1.2 million to a high of $1.9 million.  The most recent seat sale, as of this writing, was $1.8 million on July 8, 2009.  By comparison, the last seat sale of 2008 was for $1.75 million.

II. REVIEW OF CBOE’S COMPETITIVE POSITION

Washington Update

On July 17, CBOE Chairman and CEO Bill Brodsky testified before the U.S. House of Representatives Financial Services Committee on the Obama Administration’s recently announced Financial Regulatory Reform Proposal. Bill was the only exchange official to testify. Other witnesses included the Honorable Richard Baker, President, Managed Funds Association; Randy Snook, Executive Vice President, SIFMA; Paul Schott Stevens, President, Investment Company Institute; Douglas Lowenstein, President, Private Equity Council; Diahann W. Lassus, President, Lassus Wherley on behalf of the Financial Planning Coalition; and Rob Nichols, President and Chief Operating Officer, Financial Services Forum.

Bill’s testimony on behalf of CBOE endorsed the Administration’s recommendations as “important and necessary first steps toward comprehensive regulatory reform,” but also cautioned that the recommendations did not go far enough.  CBOE also supported the Proposal’s recommendation for the creation of a Financial Services Oversight Council (FSOC), chaired by Treasury, to resolve potential disputes between the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC). CBOE’s testimony also supported the Administration’s recommendation for harmonization of SEC and CFTC rules and urges Congress to adopt it. CBOE believes that the Reform Proposal outlines interim steps that can be taken to dampen some ill effects of divided jurisdiction, but eventual consolidation of the agencies is the only true comprehensive solution.

Other highlights from the testimony included CBOE’s support of the Reform Proposal’s recommendation that a single authority, such as the Federal Reserve Board, should supervise all firms that could pose a risk to financial stability, and CBOE’s agreement that greater regulatory oversight is needed for over-the-counter derivatives. Finally, given the competitive disadvantages of unnecessary delays, CBOE applauded the Reform Proposal’s recommendation that the SEC should overhaul its process for reviewing proposed rule changes by self-regulatory organizations (SRO) to allow more SRO rule filings to become effective on filing.  The complete testimony is available at www.cboe.com/AboutCBOE/WhatsNew.aspx.

Short Sales

On June 19, CBOE submitted a comment letter in response to the SEC’s proposal examining whether to re-implement a short sale price test restriction. The comment letter states CBOE position that a short sale price test restriction is neither a prudent nor effective means to address market instability or prevent abusive activity. It also outlines CBOE’s concern that the more drastic steps being proposed to address the potential for abusive naked short selling, although proposed with the goal of restoring investor confidence, would, in fact, undercut the stability and orderliness of our markets and further harm the investing public.

With regard to options market makers specifically, CBOE’s letter expressed concern that, with the exception of the circuit breaker ban alternative, there is no exemption proposed by the SEC for bona fide hedging activities of options market makers.  Absent such an exemption, the proposed price tests would significantly impede the ability of options market makers to perform bona fide market making obligations and manage risk.  The result could pose serious deterioration in options market quality, with reduced liquidity and wider bid/ask spreads.  The 21-page comment letter can be found on the SEC website at http://www.sec.gov/comments/s7-08-09/s70809-3804.pdf.

60/40 Tax Treatment

Included in the Obama Administration’s proposed Budget for 2010 is a proposal to repeal the long-standing “60/40 Rule,” which allows market makers to pay a blend of capital gains and ordinary tax rates on their income. The “60/40 Rule” was enacted as compensation for tax consequences posed by the imposition of a mark-to-market tax regime:  The 60/40 blended rate formula was enacted 25 years ago in recognition of the fact that market makers who were subject to mark-to-market requirements were required to include as income any gains and losses on options at year’s end, regardless of whether gains had actually been realized. The 2010 budget proposal would eliminate the “60/40” treatment, but retain the mark-to-market detriment, thus radically changing existing tax laws for futures traders and options market participants, particularly options market makers. CBOE is urging the Administration that elimination of this tax provision will upset that balance and lead to unintended but harmful consequences, including wider spreads and increased transaction costs. CBOE also cautions that the increase in the market maker’s cost of doing business will ultimately be passed on to the end user. For additional information, we encourage you to read Information Circular IC09-043 on the CBOE website at www.cboe.org/legal/crclInfo.aspx.

Options Market Developments

Penny Pilot

In a ruling submitted to the SEC on May 28, 2009, “CBOE Rule Filing SR-CBOE-2009-031,” (http://www.cboe.org/legal/SubmittedSECFilings.aspx) CBOE proposed a short term extension of the current Penny Pilot program and that the current program then be amended to reduce the current $3 breakpoint to $1 in all Penny Pilot classes and be expanded to include all equity and ETF option classes over a period of 180 days.  The filing contemplates that the new Linkage Plan (see “Options Industry Linkage” below) will be in effect at the time any new classes are added to the Pilot Program.  In July 2009, the SEC extended the current Penny Pilot program until October 31, 2009, while the SEC considers the various proposals to expand the program.

Options Industry Linkage

The SEC recently approved an implementation date of August 31 for the new industry-wide linkage program.  The new linkage will replace the present system, which is approximately seven years old.  The new linkage model is based on the Reg NMS structure employed in the equity world, with an Intermarket Sweep Order (ISO)

functionality being the key component to the new system. ISOs allow users to trade at a non-NBBO price point on one market while simultaneously trading against (sweeping) the full size of all better priced markets.  Additionally, the system will rely on inter-market routing through private parties, rather than through one, central OCC hub, as is currently the case.

Dollar Strikes

In March 2009, the SEC approved the Exchange’s proposal to expand the $1 strike program. As a result, the number of stocks eligible for listing in $1 strikes increased to 55, an increase from the current number of 10 stocks. Additionally, CBOE slightly expanded the price range on which it may list $1 strikes, from a previous range of $3 to $50 to the current range of $1 to $50. For additional information, refer to Regulatory Circular RG09-036 at www.cboe.org/Legal/crclReg.aspx.

Fee Changes

Effective May 1, CBOE instituted several competitive fee changes including a waiver of the customer transaction fee for options on ETFs and HOLDRs of $0.18/contract on all customer orders of 99 contracts or fewer, whether simple or complex orders.  CBOE also reduced the fees for users of the CBOE Floor Broker Workstation to $200/month from $355/month.

Options Volume and Market Share

Year-to-Date Volume Increases 2%, ADV 3%

CBOE year-to-date volume at the close of the first half of 2009 totaled 570 million contracts, an increase of two percent over the same time period last year. Average daily volume at CBOE rose three percent to 4.6 million contracts. CBOE’s equity options volume during the first half of the year totaled 32.4 million contracts, an average daily volume (ADV) of 2.6 million contracts. This ADV is an 11-percent increase over first-half 2008. With 140 million contracts traded, ETF options averaged 1.1 million contracts daily during first-half 2009, a dip of five percent from first-half 2008 ADV. Index options saw a similar drop during the first half of 2009 as 106 million contracts changed hands; an ADV of 857,000 contracts reflected a seven-percent drop from January-June a year ago.

Market Share

CBOE continues to handle approximately one-third of all industry volume, more than any other U.S. options exchange.  CBOE’s market share through June was 31.4 percent, down just 0.7 of a percentage point from first-half figures in 2008.  Despite a 5.2-percent drop in ETF options market share, index and equity options market share through June were up 3.5 points and 1.9 points, respectively. CBOE claimed 90.6 percent market share for cash-settled indexes in the U.S. CBOE has sustained its market share overall by successfully battling for order flow in the highly competitive equity options arena.

Increasing Business Through a Multi-Asset Platform

CBOE Stock Exchange (CBSX)

CBSX, which celebrated its second anniversary in March, currently offers for trading more than 6,600 equities and ETFs. Volume for the first six months of the year rose to 2.28 billion shares from 1.44 billion shares during the same period in 2008. The Exchange has grown in liquidity and market share by providing a lower-cost, more efficient stock market for hedging options. In addition, CBSX participants now number 171 firms versus 119 at the same time last year.  CBSX has focused on improving stock execution for options traders at CBOE, in particular, by offering them direct connectivity, enhanced functionality, and other value-added, lower-cost services.

CBOE Futures Exchange (CFE)

During the first six months of 2009 trading volume at CFE totaled 303,000 contracts, a 50-percent drop from the 2008. Through June, CBOE Volatility Index futures have been the most active product at CFE, accounting for nearly 295,000 contracts.  While trading volume is off from last year due to drastically reduced market volatility, CFE has begun to see higher volume levels emerge at mid-year as compared with earlier months in 2009. In June, CFE reached its highest level since October 2008, and July represented the third straight increase in month-over-month total volume and average daily volume gains.

“C2”

CBOE’s initiative to launch a second options marketplace, known as “C2”, is in progress and we expect C2 to launch in late 2009 or early 2010. The new exchange application and rules for C2 were noticed in the Federal Register in the spring and SEC approval is expected in the near future. We are also awaiting the SEC’s decision on penny pilot expansion as well as the industry implementation of the new inter-market linkage protocol, both expected in the fall, before finalizing the C2 model. We will keep the membership apprised as events progress.

Hybrid Trading System Update

CBOE made available several new systems enhancements in early 2009, including: option-to-option ratio spreads; “re-COA;” NBBO Bid/Ask on COA message; and voluntary identification on auction messages.  For a complete overview of each, please refer to Regulatory Circular RG09-28 at www.cboe.org/Legal/crclReg.aspx.

Product Innovation

“New” FLexible EXchange (FLEX) options

On March 24, the CBOE was granted permission by the SEC to eliminate long-standing blackout dates for FLEX options on expiration Friday and the two business days both before and after, thus paving the way for FLEX options to expire on any day of the month.  Removal of the blackout periods enables customers who trade over-the-counter equity and index contracts to now trade exchange-traded contracts with similar characteristics and no expiration restrictions.

By tailoring the terms of the contract to meet the changing needs of our customers, CBOE has retooled FLEX options to trade like over-the-counter products without sacrificing the benefits of exchange trading, such as transparency and guaranteed clearing.  These benefits, combined with enhanced flexibility of the contract and the ease of trading on the CFLEX system, make the “new” FLEX particularly useful in today’s investment climate.

FLEX options, created by CBOE in 1993, are customized equity or index options contracts that provide investors with the ability to customize key contract terms including strike prices, exercise styles and expiration dates of up to ten years from the trade date, with the transparency, administrative ease and clearing guarantees of standard listed options. Currently, more than 2,300 equity options and 16 index options — including the S&P 500 (SPX), Dow Jones Industrial Average (DJX), Russell 2000 (RUT), Nasdaq-100 (NDX) and S&P 100 (OEX) — are available for FLEX trading at CBOE.

For more information on FLEX options, see www.cboe.com/Institutional/IndexFlex.aspx, or on CFLEX at www.cboe.com/Institutional/CFLEX.aspx.

CBOE’S Benchmark Indexes and Risk Management

While worldwide stock indexes had disappointing performance over the past year, CBOE’s innovative award-winning benchmark indexes provide evidence that options can be used for valuable diversification and risk management purposes in times of financial crisis.  For example, during the 12-month period ending June 2009, the S&P 500 total return index was topped by the CBOE S&P 500 95-110 Collar Index (CLL) (outperformed by 13.2 percentage points), CBOE S&P 500 PutWrite Index (PUT)  (by 11.5 percentage points), and CBOE S&P 500 BuyWrite Index (BXM) (by 7.9 percentage points).  A recent CBOE-commissioned study of late 2008 performance by the University of Massachusetts found that a 10 percent allocation to long VIX futures could have improved a sample portfolio performance by 15.7 percentage points, and a 3 percent allocation to long A-T-M VIX call options could have improved performance by 40.5 percentage points. For more information, please visit www.cboe.com/benchmarks.

CBOE S&P 500 Implied Correlation Index

CBOE recently expanded calculations on the CBOE S&P 500 Implied Correlation Index to provide index and equity options traders, portfolio managers and other asset allocation decision-makers a more complete picture of the options market’s assessment of equity risk.  On July 27, CBOE began publishing intraday data for the CBOE S&P 500 Implied Correlation Index tied to two different option maturities — January 2010 (ticker symbol ICJ) and January 2011 (ticker symbol JCJ). CBOE is now disseminating ICJ and JCJ values four times per minute during the trading day versus once a day previously. The

CBOE S&P 500 Implied Correlation Index is the first widely disseminated, market-based estimate of the average correlation of the stocks that comprise the S&P 500 Index (SPX).  Using SPX options prices, together with the prices of options on the 50 largest stocks in the S&P 500 Index, the CBOE S&P 500 Implied Correlation Index offers insight into the relative cost of SPX options compared to the price of options on individual stocks that comprise the S&P 500. A complete overview of the CBOE S&P 500 Correlation Index, including methodology, components and pricing information, may be found at www.cboe.com/ImpliedCorrelation.

Mini-VIX

On March 2, the CBOE Futures Exchange, LLC (CFE) launched trading in CBOE mini-VIX futures, a new contract that is one-tenth the size of CFE’s standard CBOE VIX futures contract.  The new, smaller contract features a $100 multiplier versus $1,000 for the larger VIX futures contract, with a minimum price movement (tick) of $5 per contract.  This smaller contract was launched with the intent to appeal to a broader swath of investors, many who will find the mini size much more manageable.  We envision many different uses by investors — a smaller-scale play on implied volatility that’s independent of the direction and level of stock prices, a way to hedge equity returns, a means to diversify portfolios, and spread implied against realized volatility, to name just a few.  An added benefit of the mini-VIX future is the ability of VIX options traders to hedge with a like-sized futures contract.

Exchange Awards

On April 30, CBOE received the “Most Proactive Exchange for ETF Derivatives — The Americas” award at the Annual Global ETF Awards Dinner in New York.  This was the third consecutive year CBOE has won this award.

At the 2009 Options Industry Conference, CBOE Chairman and CEO Bill Brodsky received the “Joseph P. Sullivan Options Industry Achievement Award,” which is given annually to an individual who, through the course of his or her career, makes significant contributions to the advancement of the industry.

Going Forward

CBOE is one step closer to demutualization as we await the conclusion of the 30-day appeal period and the resolution of any appeals of the settlement agreement.  Once CBOE is demutualized, our Board will assess market conditions and strategic alternatives to determine the best course forward.  In order to succeed — no matter the strategic path — CBOE must remain at the top of its competitive game.  We are in a brutally competitive environment, which will only intensify as we move forward.  Since our last semi-annual update, and despite the worldwide financial crisis growth, two new entities have announced their intentions to enter the already very crowded U.S. options marketplace.

We cannot allow ourselves to be distracted in an unforgiving competitive climate, and we must continue to work together.  We thank you for your ongoing support and dedication.

We invite you to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.